===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE TO
                                  (Rule 13e-4)


           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                                ----------------

                               REGISTER.COM, INC.
                       (Name of Subject Company (Issuer))

                                ----------------

                               REGISTER.COM, INC.
                       (Name of Filing Person (Offeror))

                                ----------------

     Certain Options to Purchase Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                ----------------

                                  75914G-10-1
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                ----------------

                               Jack S. Levy, Esq.
                       Vice President and General Counsel
                               Register.com, Inc.
                          575 Eighth Avenue, 8th Floor
                            New York, New York 10018
                                 (212) 798-9100
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                ----------------

                                    Copy to:
                             Scott L. Kaufman, Esq.
                              Zaitun Poonja, Esq.
                        Brobeck, Phleger & Harrison LLP
                           1633 Broadway, 47th Floor
                            New York, New York 10019
                                 (212) 581-1600

                                ----------------

                           CALCULATION OF FILING FEE

================================================================================
     Transaction valuation*                          Amount of filing fee
--------------------------------------------------------------------------------
         $12,686,910                                      $1,167.20
================================================================================


* Previously paid. The "transaction valuation" was calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,809,883 shares of common stock of Register.com, Inc., having an aggregate value of $12,686,910 as of November 29, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals the product of (i) the approximate aggregate value of such options multiplied by (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.


| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.     Filing party:       Not applicable.

Amount Previously Paid:  Not applicable.     Date filed:         Not applicable.

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

| | third party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

| | going-private transaction subject to Rule 13e-3.

| | amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the
results of the tender offer. | |
================================================================================

                             INTRODUCTORY STATEMENT


This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.0001 per share, on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Options for New Options, dated December 16, 2002 (the "Offer to Exchange"), as amended hereto by the Offer to Exchange dated December 27, 2002.



Item 12. Exhibits.


(a) (1)       Offer to Exchange, dated December 27, 2002.
(a) (2)       Letter of Transmittal.
(a) (3)*      Email Announcement of Offer to Employees, including Question and Answer Summary for Employees: Stock Option
              Exchange Program, dated December 16, 2002.
(a) (4)*      Form of Personnel Option Status Report.
(a) (5)       Register.com, Inc., Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the SEC o
              March 25, 2002 is incorporated herein by reference.
(a) (6)       Register.com, Inc., Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC on
              November 14, 2002, is incorporated herein by reference.
(a) (7)*      Addendum for Employees in Canada.
(a) (8)*      Addendum for Employees in the United Kingdom.
(a) (9)*      Press Release with comments pertaining to Offer to Exchange, dated December 16, 2002.
(b)           Not applicable.
(d) (1)       Register.com, Inc. 2000 Stock Incentive Plan (as amended and restated), is incorporated by reference to Exhibit
              10.6.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (2)*      Form of New Option Notice of Grant of Stock Options and Option Agreement pursuant to the Register.com, Inc. 2000
              Stock Incentive Plan.
(d) (3)*      Form of New Option Notice of Grant of Stock Options and Option Agreement for United Kingdom optionees pursuant t the Register.com, Inc. 2000 Stock Incentive Plan.
(d) (4)       Employment Agreement, dated February 27, 2000 with Richard D. Forman, incorporated by reference to Exhibit 10.8 of Registration Statement No. 333-93533.
(d) (5)       Employment Agreement with Jack S. Levy, incorporated by reference to Exhibit 10.9 of Registration Statement No.
              333-93533.
(d) (6)       Offer Letter, dated October 8, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.18 to the
              Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (7)       Promissory Note, dated December 20, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (8)       Stock Issuance Agreement with Walt Meffert Jr., incorporated by reference to Exhibit 4.9 to the Company's Annual
              Report on Form 10-K, filed with the SEC on March 25, 2002.
(d) (9)*      Promissory Note, dated June 11, 2001, with Michael Pollack.
(d) (10)*     Stock Issuance Agreement with Michael Pollack.
(d) (11)      Letter Agreement of Employment, dated as of November 25, 2002, with Mitchell I. Quain, incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2002.
(d) (12)*     Stock Option Agreement with Mitchell I. Quain.
(d) (13)      Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 4.2 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 2002.
(d) (14)      Letter Agreement of Employment, dated as of June 11, 2002, with Jonathan Stern, incorporated by reference to
              Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.
(g)           Not applicable.
(h)           Not applicable.


* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 16, 2002.

                                   SIGNATURE



   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                REGISTER.COM, INC.


                                By:  /s/ Jack S. Levy
                                     ---------------------------------
                                     Jack S. Levy
                                     Vice President and General Counsel

Date: December 27, 2002

                               INDEX OF EXHIBITS



EXHIBIT
NUMBER        DESCRIPTION
------        -----------
(a)(1)        Offer to Exchange, dated December 27, 2002.
   (2)        Letter of Transmittal.
   (3)*       Email Announcement of Offer to Employees, including Question and Answer Summary for Employees: Stock Option
              Exchange Program, dated December 16, 2002.
   (4)*       Form of Personnel Option Status Report.
   (5)        Register.com, Inc., Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the SEC on
              March 25, 2002, is incorporated herein by reference.
   (6)        Register.com, Inc., Quarterly Report on Form 10-Q for the period ended September 30, 2002, filed with the SEC on
              November 14, 2002, is incorporated herein by reference.
   (7)*       Addendum for Employees in Canada.
   (8)*       Addendum for Employees in the United Kingdom.
   (9)*       Press Release with comments pertaining to Offer to Exchange, dated December 16, 2002.
(d)(1)        Register.com, Inc. 2000 Stock Incentive Plan (as amended and restated), incorporated herein by reference to
              Exhibit 10.6.2 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
   (2)*       Form of New Option Notice of Grant of Stock Options and Option Agreement pursuant to the Register.com, Inc. 2000
              Stock Incentive Plan.
   (3)*       Form of New Option Notice of Grant of Stock Options and Option Agreement for United Kingdom optionees pursuant to the Register.com, Inc. 2000 Stock Incentive Plan.
   (4)        Employment Agreement, dated February 27, 2000 with Richard D. Forman, incorporated by reference to Exhibit 10.8 of Registration Statement No. 333-93533.
   (5)        Employment Agreement with Jack S. Levy, incorporated by reference to Exhibit 10.9 of Registration Statement
              No. 333-93533.
   (6)        Offer Letter, dated October 8, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.18 to the
              Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
   (7)        Promissory Note, dated December 20, 2001, with Walt Meffert Jr., incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed with the SEC on March 25, 2002.
   (8)        Stock Issuance Agreement with Walt Meffert Jr., incorporated by reference to Exhibit 4.9 to the Company's Annual
              Report on Form 10-K, filed with the SEC on March 25, 2002.
   (9)*       Promissory Note, dated June 11, 2001, with Michael Pollack.
   (10)*      Stock Issuance Agreement with Michael Pollack.
   (11)       Letter Agreement of Employment, dated as of November 25, 2002, with Mitchell I. Quain, incorporated by reference to Exhibit 10.24 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2002.
   (12)*      Stock Option Agreement with Mitchell I. Quain.
   (13)       Stock Option Agreement with Jonathan Stern, incorporated by reference to Exhibit 4.2 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended June 30, 2002.
   (14)       Letter Agreement of Employment, dated as of June 11, 2002, with Jonathan Stern, incorporated by reference to
              Exhibit 10.23 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

* Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 16, 2002.